UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
        1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. 8)*


                            Niagara Corporation
-------------------------------------------------------------------------------
                              (Name of Issuer)

                  Common Stock, par value $.001 per share
-------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 653349100
                       ------------------------------
                               (CUSIP Number)



                             Michael J. Scharf
                          c/o Niagara Corporation
                             667 Madison Avenue
                            New York, N.Y. 10021
                               (212) 317-1000
-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)



                                June 6, 2001
                               --------------
          (Date of Event Which Requires Filing of This Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13(d)-1(f) or 13(d)-1(g), check the following box o.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               SCHEDULE 13D

CUSIP No.  653349100
------------------------------------------


      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Michael J. Scharf

      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) ( )
                                                                       (b) ( )
      3      SEC USE ONLY

      4      SOURCE OF FUNDS*
             PF

      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              o
      6      CITIZENSHIP OR PLACE OF ORGANIZATION
             United States

         NUMBER OF           7          SOLE VOTING POWER
          SHARES                        2,048,700 (includes 480,000 Shares
                                        issuable upon the exercise of Options
                                        which are currently exercisable)
       BENEFICIALLY
         OWNED BY            8          SHARED VOTING POWER
                                        0

          EACH               9          SOLE DISPOSITIVE POWER
        REPORTING                       2,048,700 (includes 480,000
                                        Shares issuable upon the exercise
                                        of Options which are currently
                                        exercisable)

         PERSON              10         SHARED DISPOSITIVE POWER
          WITH                          0

      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,048,700 (includes 480,000 Shares issuable upon the exercise of Options which are currently exercisable)

      12     CHECK BOX IF THE
             AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*         |X|
             (excludes 420,000 Shares issuable upon the exercise of Options which are not exercisable within 60 days**)

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             23.17%

      14     TYPE OF REPORTING PERSON*
             IN

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

** These Options will become exercisable with respect to (i) 40,000 Shares on September 13, 2001, (ii) 20,000 Shares on April 27, 2002 and (iii) 120,000 Shares on each of the next three anniversaries of January 28, 2001 (provided Mr. Scharf continues to be employed by the Issuer or one of its subsidiaries on such date), except in the event of a Change in Control of the Issuer.

         Michael J. Scharf hereby amends his Statement on Schedule 13D, dated August 30, 1993, as amended on September 30, 1993, October 29, 1993, February 4, 1994, June 7, 1995, October 10, 1996, June 4, 1997 and July 31,
1997 (as amended, the "Schedule 13D"), relating to the Common Stock, par value $.001 per share, of Niagara Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used and not defined herein shall have the meanings previously ascribed to them in the Schedule 13D.


Item 2.  Identity and Background.
         -----------------------

         Item 2(c) is hereby amended to read in its entirety as follows:

         (c) Mr. Scharf is Chairman of the Board, President and Chief Executive Officer of the Issuer, Chairman of the Board and Chief Executive Officer of the Issuer's subsidiaries, Niagara LaSalle Corporation ("Niagara LaSalle") and LaSalle Steel Company, and Chairman of the Board of the Issuer's subsidiary, Niagara LaSalle (UK) Limited. He also holds various other positions with such subsidiaries.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is hereby amended by adding the following:

         On October 31, 1997, the Issuer exercised its right to redeem on December 9, 1997 (which date was extended to December 11, 1997) all of its then outstanding and unexercised Warrants at $.01 per Warrant. As a result of this call for redemption, the Warrants could not be exercised after the redemption date. Each outstanding Warrant entitled the holder to purchase from the Issuer, prior to the exercise deadline, one Share at an exercise price of $5.50.

         On December 4, 1997, Mr. Scharf converted his beneficial interest in 93,000 Warrants by selling such Warrants from his IRA account at $3.375 per Warrant (for consideration totaling $313,875) and simultaneously acquiring 93,000 Warrants at $3.375 per Warrant (for consideration totaling $313,875).

         On December 8, 1997, Mr. Scharf exercised 354,500 Warrants, the Michael J. Scharf 1987 Grantor Income Trust exercised 95,000 Warrants and the Scharf Family 1989 Trust exercised 63,000 Warrants for a consideration totaling $1,949,750, $522,500, and $346,500, respectively.

         The funds used to acquire and exercise the Warrants were respectively Mr. Scharf's personal funds and the internal funds of each of the Trusts.

         On August 31, 1998, Mr. Scharf purchased through open market purchases an additional 5,000 Shares at approximately $5.8125 per Share for an aggregate consideration of $29,062.50.

         On March 2, 5, 6, 7 and 8, 2001, Mr. Scharf purchased through open market purchases an additional 8,500, 2,400, 2,400, 300 and 4,800 Shares, respectively, at approximately $2.3125 per Share, except for the purchase on March 8, 2001 which was at approximately $2.375 per Share, for aggregate consideration of $42,850. The funds used to purchase these Shares were Mr. Scharf's personal funds.

         On June 18, 2001, Mr. Scharf purchased from Performance Capital L.P. ("Performance Capital") 331,100 Shares at $2.50 per Share, for an aggregate consideration of $827,750, pursuant to a Stock Purchase Agreement dated June 6, 2001 (the "Stock Purchase Agreement"). (See Item 6)

Item 4.  Purpose of Transaction.
         ----------------------

         Item 4 is hereby amended to read in its entirety as follows:

         Mr. Scharf acquired the Shares for investment purposes. Mr. Scharf will continue to evaluate his ownership of Shares, and presently intends from time to time to purchase additional Shares through open market purchases or privately negotiated transactions, depending on his continuing evaluation of pertinent factors, including without limitation the following: the Issuer's business, prospects and financial condition; other business and investment opportunities available to him; the market for the Shares; economic conditions; stock market and money market conditions; availability of funds; and other factors that he may deem relevant from time to time. Except as set forth above or in any other Item hereof, and except in his capacity as Chairman, President and Chief Executive Officer of the Issuer, which from time to time may consider a transaction involving the Shares, Mr. Scharf does not have any present plans or proposals that relate to or would result in any of the actions set forth in clauses (a) -
(j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         ------------------------------------
         Item 5(a) is hereby amended to read in its entirety as follows:

         (a) As described in Item 3 hereof, Mr. Scharf directly owns 1,169,200 Shares. Pursuant to Rule 13d-3 under the Exchange Act, Mr. Scharf may be deemed to be the beneficial owner of an additional (i) 399,500 Shares owned in the aggregate by the Scharf Trusts for which Mr. Scharf is trustee and (ii) 480,000 Shares underlying options that are currently exercisable. Accordingly, Mr. Scharf may be deemed to be the beneficial owner of an aggregate of 2,048,700 Shares, representing approximately 23.17% of the sum of (i) 8,363,817 outstanding Shares as of May 16, 2001 (based upon information contained in the Issuer's Proxy Statement dated May 29, 2001 and (ii) 480,000 Shares underlying options which are currently exercisable by him.

         In connection with his serving as President and Chief Executive Officer of the Issuer, the Compensation Committee of the Board of Directors of the Issuer (the "Compensation Committee") granted to Mr. Scharf (i) on September 13, 1996, an incentive stock option to purchase an aggregate of 100,000 Shares and a non-qualified stock option to purchase an aggregate of 100,000 Shares, (ii) on April 27, 1997, a non-qualified stock option to purchase an aggregate of 100,000 Shares and (iii) on January 28, 1999, a non-qualified stock option to purchase an aggregate of 600,000 Shares. The exercise price of each of the options described in (i) and (ii) above is $5.50 per Share and the exercise price of the options described in (iii) above is $5.875. As described in Item 6, the forgoing options are currently exercisable as to 480,000 Shares and will become exercisable with respect to (i) 40,000 Shares on September 13, 2001, (ii) 20,000 Shares on April 27, 2002 and (iii) 120,000 Shares on each of the next three anniversaries of January 28, 2001 (provided Mr. Scharf continues to be employed by the Issuer or one of its subsidiaries on such date), except in the event of a "Change in Control" of the Issuer (as defined in the Issuer's 1995 Stock Option Plan). Accordingly, and pursuant to Rule 13d-3 under the Exchange Act, options with respect to 480,000 Shares which are currently exercisable have been included in calculating the number of Shares beneficially owned by Mr. Scharf.

         The foregoing is a summary of certain provisions of Mr. Scharf's Stock Option Agreements and is qualified in its entirety by reference to such Agreements, copies of which are attached hereto as Exhibits 6, 7, 8, and 10 and incorporated herein by reference.


Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.
         ---------------------------------------------------------

         The Issuer and Niagara LaSalle entered into an employment agreement with Mr. Scharf dated as of January 1, 1999 ("Employment Agreement"), providing, among other things, that he will continue to serve as Chairman, Chief Executive Officer and President of the Issuer and Chairman and Chief Executive Officer of Niagara LaSalle for five years, subject to annual one-year extensions commencing on January 1, 2002, unless the Issuer or Mr. Scharf provides the other with timely notice not to extend. The Employment Agreement provides that Mr. Scharf will receive (i) an annual base salary ("Annual Base Salary") of not less than $480,000;
(ii) a performance-based annual incentive bonus subject to approval by the Issuer's stockholders (which was approved at the Issuer's 1999 Annual Meeting of Stockholders); (iii) a supplemental annual retirement benefit ("SERP") equal in amount to Mr. Scharf's Final Average Pay (as defined in the Employment Agreement), multiplied by the product of Mr. Scharf's years of service with the Issuer and 2.5%, with 50% of such annual amount to be paid to Mr. Scharf's surviving spouse during her lifetime; (iv) annual grants of stock options as determined by the Compensation Committee of the Issuer's Board of Directors; and (v) medical coverage and specified fringe benefits.

         If Mr. Scharf's employment is terminated by the Issuer without Cause (as defined in the Employment Agreement) or by Mr. Scharf due to a breach of the Employment Agreement by the Issuer, the Issuer will (i) pay Mr. Scharf a lump sum equal to the product of (A) the greater of three or the number of years remaining in the term of the Employment Agreement ("Severance Multiple"), and (B) the sum of Mr. Scharf's then current Annual Base Salary and the greater of Mr. Scharf's three-year average annual bonus and target bonus for the year of termination; (ii) provide Mr. Scharf with a pro rata bonus for the year of termination; (iii) provide Mr. Scharf, for the number of years equal to the Severance Multiple, with additional years of service credit under the SERP, continued life insurance benefits and continued exercisability of stock options; and (iv) cause all of Mr. Scharf's outstanding equity awards to vest. Mr. Scharf would also receive a gross-up payment for any excise tax payable under Section 4999 of the Internal Revenue Code of 1986, as amended.

         The foregoing is a summary of certain provisions of the Employment Agreement and is qualified in its entirety by reference to such Agreement, a copy of which is attached hereto as Exhibit 11 and incorporated herein by reference.

         On June 18, 2001, Mr. Scharf purchased from Performance Capital 331,100 Shares at $2.50 per Share, for an aggregate consideration of $827,750, pursuant to the Stock Purchase Agreement. The Stock Purchase Agreement also provides that if at any time during the 365 days following the date of closing, Mr. Scharf purchases more than 50,000 Shares from one seller at a price in access of $2.50 per Share, Mr. Scharf will pay Performance Capital an additional amount equal to the sum of (i) 331,000 multiplied by the excess above $2.50 less (ii) 6% of $827,750 multiplied by the number of days from the closing divided by 365. The Stock Purchase Agreement also contains customary representations, warranties and conditions.

         The foregoing is a summary of certain provisions of the Stock Purchase Agreement and is qualified in its entirety by reference to such Agreement, a copy of which is attached hereto as Exhibit 12 and incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------


Exhibit 1 -   Stock Escrow Agreement, dated August 13, 1993, by and
              among the Issuer, the Initial Stockholders and the Escrow
              Agent (incorporated by reference to Exhibit 1 to the Statement on Schedule 13D of Michael J. Scharf, dated August
              30, 1993).

Exhibit 2 -   Letter Agreement, dated May 26, 1993, by and between
              Michael J. Scharf and GKN Securities Corp (incorporated by reference to Exhibit 2 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

Exhibit 3 -   Letter Agreement, dated May 26, 1993, by and between the
              Michael J. Scharf 1987 Guarantor Income Trust and GKN
              Securities Corp (incorporated by reference to Exhibit 3 to the Statement on Schedule 13D of Michael J. Scharf, dated
              August 30, 1993).

Exhibit 4 -   Letter Agreement, dated May 26, 1993, by and between the
              Scharf Family 1989 Trust and GKN Securities Corp
              (incorporated by reference to Exhibit 4 to the Statement on Schedule 13D of Michael J. Scharf, dated August 30, 1993).

Exhibit 5 -   Letter, dated June 1, 1995, from Michael Scharf to all of
              the stockholders of Niagara Cold Drawn Corp. (incorporated by reference to Exhibit 5 to Amendment No. 4 to the Statement on
              Schedule 13D of Michael J. Scharf, dated June 7, 1995).

Exhibit 6 -   Stock Option Agreement, dated as of September 13, 1996,
              by and between the Issuer and Michael Scharf (incorporated by reference to Exhibit 6 to Amendment No. 5 to the Statement on
              Schedule 13D of Michael J. Scharf, dated October 10, 1996).

Exhibit 7 -   Stock Option Agreement, dated as of September 13, 1996,
              by and between the Issuer and Michael Scharf (incorporated by reference to Exhibit 7 to Amendment No. 5 to the Statement on
              Schedule 13D of Michael J. Scharf, dated October 10, 1996).

Exhibit 8 -   Stock Option Agreement, dated as of April 27, 1997, by
              and between the Issuer and Michael Scharf (incorporated by reference to Exhibit 8 to Amendment No. 6 to the Statement on
              Schedule 13D of Michael J. Scharf, dated June 4, 1997).

Exhibit 9 -   Stockholders Agreement, dated as of April 18, 1997, among
              the Issuer, Niagara Cold Drawn Corp., Michael J. Scharf, The
              Prudential Insurance Company of America, the Equitable Life
              Assurance Society of the United States and the United States
              Fidelity and Guaranty Company (incorporated by reference to Exhibit 8 to Amendment No. 6 to the Statement on Schedule 13D of Michael J. Scharf, dated June 4, 1997).

Exhibit 10 -  Stock Option Agreement, dated as of January 28, 1999, between the Issuer and Michael Scharf.

Exhibit 11 -  Employment Agreement, dated as of January 1, 1999, among the Issuer, Niagara LaSalle Corporation and Michael Scharf.

Exhibit 12 -  Stock Purchase Agreement, dated June 6, 2001, between
              Michael Scharf and Performance Capital L.P.

                                 SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 18, 2001

                                           /s/ Michael Scharf
                                           ------------------
                                               Michael Scharf